UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Edgewater Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

FREDERICK DISANTO
ANCORA ADVISORS, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 477,396
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 477,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 23,854
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 23,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON AAMAF LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 40,665
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 40,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Merlin Partners Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 588,670
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 588,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,234
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,235,119
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,235,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,235,119
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,235,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Matthew Carpenter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Jeffrey L. Rutherford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Kurtis J. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 50,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 50,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

*Represents 50,000 Shares purchased by Hestia Capital Partners LP that Mr. Wolf may be deemed to beneficially own.

CUSIP NO. 720279108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

On February 16, 2017, following the delivery by Ancora Advisors, LLC (together with its affiliates, “Ancora”) of a requisite number of consents from stockholders to the Issuer’s principal executive officers, Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf were elected to the Board of Directors (the “Board”) of the Issuer.  The Joint Filing and Solicitation Agreement, dated December 22, 2016, has been terminated, and Messrs. Carpenter, Rutherford and Wolf are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 4.  In addition, effective January 1, 2017, certain of the Reporting Persons underwent a name change.  Accordingly, Item 2 is hereby amended and restated to read as follows:

 (a)           This statement is filed by:

(i)	Ancora Catalyst Institutional, LP (“Ancora Catalyst Institutional”), a Delaware limited partnership formerly known as Ancora Catalyst Fund, LP;

(ii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”)

(iii)	AAMAF LP, a Delaware limited partnership (“AAMAF”);

(iv)	Merlin Partners Institutional LP (“Merlin Partners Institutional”), a Delaware limited partnership formerly known as Merlin Partners, LP;

(v)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin” and together with Ancora Catalyst Institutional, Ancora Catalyst, AAMAF, and Merlin Partners Institutional, the “Funds”);

(vi)
Ancora Advisors, LLC, a Delaware limited liability company (“Ancora Advisors”), which serves as investment advisor to each of the Funds, the Ancora Special Opportunities Fund and accounts separately managed by Ancora Advisors (the “Separately Managed Accounts”) and as general partner of each of the Funds; and

(vii)	Frederick DiSanto, who serves as Chairman and Chief Executive Officer of Ancora Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Funds, Ancora Advisors and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)           The principal business of each of the Funds is investing in securities.  The principal business of Ancora Advisors is serving as a registered investment advisor to certain of its affiliates, including each of the Funds, the Ancora Special Opportunities Fund the Separately Managed Accounts, and serving as the general partner of each of the Funds. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Advisors.

CUSIP NO. 720279108

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. DiSanto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Funds and held in the Ancora Special Opportunities Fund and Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 477,396 Shares owned directly by Ancora Catalyst Institutional is approximately $3,583,618, including brokerage commissions. The aggregate purchase price of the 23,854 Shares owned directly by Ancora Catalyst is approximately $180,487, including brokerage commissions. The aggregate purchase price of the 40,665 Shares owned directly by AAMAF is approximately $278,889, including brokerage commissions. The aggregate purchase price of the 588,670 Shares owned directly by Merlin Partners Institutional is approximately $4,706,178, including brokerage commissions. The aggregate purchase price of the 38,234 Shares owned directly by Ancora Merlin is approximately $305,686, including brokerage commissions.  The aggregate purchase price of the 12,000 Shares held in the Ancora Special Opportunities Fund is approximately $86,146, excluding brokerage commissions. The aggregate purchase price of the 54,300 Shares held by the Separately Managed Accounts is approximately $385,254, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 16, 2017, Ancora delivered to the Issuer what the Reporting Persons believe to be, subject to the anticipated certification from the Inspector of election, the requisite number of consents from stockholders of the Issuer to remove Paul E. Flynn, Paul Guzzi, Michael R. Loeb and Wayne Wilson from the Board and to elect Ancora’s nominees Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf in their place.  All proposals approved by stockholders took effect upon Ancora’s delivery of the consents to the Issuer at its principal executive offices on February 16, 2017.  The consents Ancora delivered to the Issuer constituted (i) approximately 70% of the Shares outstanding for the removal of Messrs. Loeb and Wilson, and slightly in excess of a majority of Shares outstanding for the removal of Messrs. Flynn and Guzzi, and (ii) approximately 70% of the Shares outstanding for the election of Messrs. Carpenter and DiSanto, and slightly in excess of a majority of the Shares outstanding for the election of Messrs. Rutherford and Wolf.

CUSIP NO. 720279108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,880,356 Shares outstanding as of January 9, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on January 9, 2017.

A.	Ancora Catalyst Institutional

(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned 477,396 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 477,396
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 477,396

(c)	The transactions in the Shares by Ancora Catalyst Institutional since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Ancora Catalyst

(a)	As of the date hereof, Ancora Catalyst beneficially owned 23,854 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,854
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 23,854

(c)	The transactions in the Shares by Ancora Catalyst since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	AAMAF

(a)	As of the date hereof, AAMAF beneficially owned 40,665 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,665

(c)	AAMAF has not entered into any transactions in the Shares the filing of Amendment No. 3 to the Schedule 13D.

CUSIP NO. 720279108

D.	Merlin Partners Institutional

(a)	As of the date hereof, Merlin Partners Institutional beneficially owned 588,670 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 588,670
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 588,670

(c)	The transactions in the Shares by Merlin Partners Institutional since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Ancora Merlin

(a)	As of the date hereof, Ancora Merlin beneficially owned 38,234 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 38,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 38,234

(c)	The transactions in the Shares by Ancora Merlin since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Ancora Advisors

(a)
As of the date hereof, 12,000 Shares were held in the Ancora Special Opportunities Fund and 54,300 Shares were held in the Separately Managed Accounts.  Ancora Advisors, as the investment advisor to each of the Funds, the Ancora Special Opportunities Fund and the Separately Managed Accounts and as the general partner of each of the Funds, may be deemed the beneficial owner of the (i) 477,396 Shares owned by Ancora Catalyst Institutional, (ii) 23,854 Shares owned by Ancora Catalyst, (iii) 40,665 Shares owned by AAMAF, (iv) 588,670 Shares owned by Merlin Partners Institutional, (v) 38,234 Shares owned by Ancora Merlin, (vi) 12,000 Shares held in the Ancora Special Opportunities Fund and (vii) 54,300 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,235,119
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,235,119

(c)
Ancora Advisors has not entered into any transactions in the Shares the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of the Funds and through the Ancora Special Opportunities Fund and Separately Managed Accounts since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 720279108

G.	Mr. DiSanto

(a)
Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed the beneficial owner of the (i) 477,396 Shares owned by Ancora Catalyst Institutional, (ii) 23,854 Shares owned by Ancora Catalyst, (iii) 40,665 Shares owned by AAMAF, (iv) 588,670 Shares owned by Merlin Partners Institutional, (v) 38,234 Shares owned by Ancora Merlin, (vi) 12,000 Shares held in the Ancora Special Opportunities Fund and (vii) 54,300 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,235,119
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,235,119

(c)
Mr. DiSanto has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of the Funds and through the Ancora Special Opportunities Fund and Separately Managed Accounts since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 21, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated February 21, 2017.

CUSIP NO. 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017

Ancora Catalyst Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

AAMAF LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Merlin Partners Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Merlin, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

CUSIP NO. 720279108

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
FREDERICK DISANTO

CUSIP NO. 720279108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased/Sold	Price Per Share($)	Date of Purchase/Sale

ANCORA CATALYST INSTUTIONAL, LP

1,900	7.09	12/29/2016
2,200	7.39	12/30/2016
2,917	7.34	01/06/2017
(23,717)*	-	01/06/2017
4,225	7.21	01/26/2017
1,412	7.10	01/27/2017
23,043	6.83	01/31/2017
20,045	7.01	02/01/2017
1,000	6.91	02/02/2017

ANCORA CATALYST, LP

137	7.51	01/06/2017
23,717*	-	01/06/2017

MERLIN PARTNERS INSTUTIONAL, LP

(38,176)*	-	01/05/2017
942	7.30	01/06/2017
26	8.00	01/09/2017

ANCORA MERLIN, LP

38,176*	-	01/05/2017
58	7.62	01/06/2017

ANCORA ADVISORS, LLC
(Through the Separately Managed Account)

600	7.15	01/26/2017
200	7.11	02/01/2017

*Represents an internal transfer of Shares.